Mail Stop 4561

June 7, 2007

Mr. Mark A. Stevens
President and Chief Executive Officer
Atlantic Southern Financial Group, Inc.
4077 Forsyth Road
Macon, GA 31210

> **Re:** **Atlantic Southern Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Quarterly Period Ended March 31, 2007**
> **File No. 000-51112**

Dear Mr. Stevens:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Consolidated Financial Statements

Note I. Employee Benefit Plans, page 70

1. We note your disclosure on page 71 regarding the Salary Continuation Plan. In future filings please disclose the following regarding this plan:

- whether there are any service requirements, such as a specified period of time employed prior to retirement;
- how benefits payable are determined;
- the present value of the estimated liability as of December 31, 2006;
- how you determined the present value of the estimated liability; and
- how you determined the amount expensed under this plan for 2005 and 2006.

Please provide us with your proposed future disclosure. In addition, tell us your basis for accounting for this plan, including the specific accounting literature upon which you rely.

Item 9A – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 82

2.   We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures are "adequate." Item 307 of Regulation S-K requires you to disclose your executive officers' conclusions regarding the effectiveness of the disclosure controls and procedures. Please tell us and in future filings clearly disclose your executive officers' conclusion as to whether or not disclosure controls and procedures are effective.

Form 10-Q for the Quarterly Period Ended March 31, 2007

Management's Discussion and Analysis

Asset Quality, page 10

3.   We note your disclosure on page 11 that on January 31, 2007 management placed a $3 million loan acquired from your acquisition of Sapelo National Bank on non-accrual status. Please tell us how you applied the guidance of SOP 03-3 to this and any other acquired loans.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief